SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	“Notice regarding Share Transfer of SGK Holdings Corporation, a Consolidated Subsidiary of ORIX Corporation”
2.	“Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 4, 2026	By	/s/ Hidetake Takahashi
Hidetake Takahashi

Member of the Board of Directors

Representative Executive Officer

President and Chief Executive Officer

Responsible for Digital Innovation Unit

Responsible for Corporate Strategy and Management Unit

ORIX Corporation

Notice regarding Share Transfer of SGK Holdings Corporation, a Consolidated Subsidiary of ORIX Corporation

TOKYO, Japan – March 4, 2026 – ORIX Corporation (”ORIX”) announced today that it has decided to enter into a share transfer agreement with the special purpose company (“The SPC”) organized by The Carlyle Group (”Carlyle”, including affiliated companies and other related business entities) and to transfer all shares in SGK Holdings Corporation (“SGK Holdings”), owned by OPI2002 Investment Partnership, a consolidated subsidiary of ORIX.

1. Purpose of transfer of all shares

SGK Holdings is a special purpose company established to acquire and own all shares of SUGIKO GROUP HOLDINGS CO., LTD. (“SUGIKO GHDS”), in which our company invested*1 in 2020. SUGIKO GHDS is a holding company centered around SUGIKO CO., LTD. (“SUGIKO”), founded in 1953 and handles the rental of scaffolding and temporary construction materials.

SUGIKO has a long track record in providing scaffolding and temporary construction materials for repair and maintenance projects which require a high level of safety, such as petroleum plants and bridges. In addition, the company actively promotes digitalization by utilizing BIM*2 to centrally manage information of construction projects in 3D models, thereby enhancing operational efficiency in construction sites.

Since our investment, ORIX has been working to enhance the corporate value of SUGIKO through strengthening governance, building a highly competitive organization, and supporting business growth by leveraging ORIX Group’s sales network. SUGIKO continues solid performance, expecting both sales and operating profit for this term fiscal year to reach record highs.

On the other hand, the construction industry is experiencing significant changes in its business environment due to labor shortages and rising inflation. In such an environment, ORIX has determined that Carlyle , which has extensive investment experience and expertise in business management support in the infrastructure business sector, is the optimal partner for SUGIKO GHDS to enhance its corporate value continuously in the future, and decided to proceed with this share transfer.

Based on the long-term vision and the new three-year plan announced in 2025, ORIX is promoting capital recycling with the aim of improving ROE. ORIX will continue to provide growth-supporting investments that leverage the expertise and networks of ORIX Group, targeting companies with a stable business foundation and promising growth potential.

*1	ORIX Invests in Major Scaffolding and Temporary Construction Materials Rental Company SUGIKO (December 14, 2020)
*2

An abbreviation for Building Information Modeling. A system that reproduces buildings in 3D on a computer, allowing centralized management of building design, structural calculations, construction, and maintenance information.

2. Summary of Transfer of All Shares

(1)	Method	Transfer of (issued) shares owned by the consolidated subsidiary of ORIX
(2)	Shareholding ratio before and after	Before the transfer	OPI2002 Investment Partnership 90%, Others 10%
		After the transfer	The SPC 100%

3. Overview of Consolidated Subsidiary to be Transferred

(1)	Name	SGK Holdings Corporation
(2)	Location	2-4-1, Hamamatsu-cho, Minato-ku, Tokyo
(3)	Name and title of representative	Seiichi Miyake, Representative Director
(4)	Description of business	Stock ownership
(5)	Paid-in capital	100 million yen
(6)	Date of establishment	October 22, 2020
(7)	Major shareholders and shareholding ratio	OPI2002 Investment Partnership 90%, Others 10%
(8)	Relationship between the listed company and aforementioned company	Capital relationship	OPI2002 Investment Partnership, a consolidated subsidiary of ORIX, owns 90% of the shares.
		Personnel relationship	One of ORIX’s Managing executive officers concurrently serves as the representative director of the company. Additionally, one of ORIX’s employees concurrently serves as an auditor of the company.
		Business relationship	Not applicable
(9)	Consolidated subsidiary results and financial position for the past three years (Unit: Mn JPY)
Fiscal year		FY22.12	FY23.12	FY24.12
	Net assets	24,802	26,505	28,029
	Total assets	74,241	74,520	74,763
	Net assets per share	29,696.24 yen	29,807.92 yen	29,905.04 yen
	Sales	33,169	35,628	36,585
	Operating profit	3,702	2,923	2,618
	Recurring profit	3,518	2,612	2,516
	Net income attributable to parent company shareholders	1,924	1,624	1,496
	Net income per share	769.43 yen	649.71 yen	598.42 yen
	Dividend per share	0 yen	0 yen	0 yen

4. Overview of the Company to Which the Shares are Being Transferred

(1)	Name	TCG2515 Co., Ltd.
(2)	Location	1-5-1, Marunouchi, Chiyoda-ku, Tokyo
(3)	Name and title of representative	Genta Saito, Representative Director
(4)	Description of Business	1. Control and management of the business activities of companies by holding their shares or equity; and 2. Any other business incidental to or relating to the foregoing.
(5)	Paid-in capital	25,000 yen
(6)	Date of establishment	January 21, 2026
(7)	Net assets	50,000 yen
(8)	Total assets	50,000 yen
(9)	Major shareholders and shareholding ratio	TCG2514 Co., Ltd. (100%)
(10)	Relationship between the listed company and the aforementioned company	Capital relationship	Not applicable
		Personnel relationship	Not applicable
		Business relationship	Not applicable
		Related party status	The SPC and its related parties and affiliates are not related parties of ORIX.

5. Number of Shares to be Transferred, Transfer Price and Status of Shares Held Before and After Transfer

(1)	Number of shares held before the transfer	2,249,999 shares (Number of voting rights: 2,249,999) (Percentage of voting rights: 90%)
(2)	Number of shares to be transferred	2,249,999 shares (Number of voting rights: 2,249,999)
(3)	Transfer price	95.8billion yen
(4)	Number of shares held after the transfer	0 shares (Number of voting rights: 0) (Percentage of voting rights: 0%)

6. Schedule of the transaction

(1)	Date of share transfer agreement for the transaction	March 4, 2026
(2)	Effective date of the share transfer	Mid-April, 2026 (scheduled)

7. Outlook

As a result of this transaction, ORIX will report a gain on the sale of approximately 62.3billion yen for the fiscal year ending March 31, 2027.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Filing of Extraordinary Report

TOKYO, Japan — March 4, 2026 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the transfer of subsidiary (transfer of shares).

1.	Reason for Filing

This extraordinary report is being submitted due to the occurrence of an event materially affecting our Group’s financial position, results of operations and cash flows, pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (12) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Description of Report

(1) Date of occurrence of the event

March 4, 2026 (date of agreement)

(2) Content of such event

On March 4, 2026, we decided to enter into a share transfer agreement with a special purpose company operated by The Carlyle Group (“the SPC”), and to transfer to the SPC all of the shares in SGK Holdings Corporation (“SGK Holdings”) that are held by the OPI2002 Investment Partnership, a consolidated subsidiary of ORIX Corporation.

The share transfer is scheduled to be completed in mid-April 2026. As a result of this transaction, SGK Holdings will no longer be a consolidated subsidiary of ORIX Corporation.

(3) Impact of the event on income

In our non-consolidated financial statements, investments in Investment Limited Partnership (“Investment LPS”) are stated at the Company’s proportionate share of net assets in the Investment LPS based on its financial statements, and therefore, we expect to record approximately ¥72.5 billion in “gains on investments in securities” as non-operating income in the non-consolidated financial statements for the fiscal year ending March 31, 2027.

In the consolidated financial statements for the fiscal year ending March 31, 2027, we expect to record approximately ¥62.3 billion in “gains on sales of subsidiaries and equity method investments and liquidation losses, net”.